AIGO HOLDING LIMITED

4th floor, Building No. 26, Ju Yuan Zhou Garden

Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town

Fuzhou City, Fujian Province, China 350028

Via Edgar

February 24, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re:	Aigo Holding Limited

Amendment No. 6 to Draft Registration Statement on Form F-1

Submitted January 8, 2025

CIK No. 0002025255

Dear Mr. Friedman, Ms. Brillant, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 13, 2025 on the Company’s amended Draft Registration Statement on Form F-1 previously submitted on January 8, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted January 8, 2025

Management

Compensation of Directors and Executive Officers, page 121

1.	Please update your executive compensation information for your most recently completed fiscal year ended December 31, 2024. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement accordingly.

Financial Statements, page F-1

2.	Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

In response to the Staff’s comment, the Company has submitted a request for waiver and representation under Item 8.A.4 of Form 20-F, as an exhibit to the Revised Draft Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP